Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Aro Industries, Incorporated
33161 Camino Capistrano, Suite F
San Juan Capistrano, CA 92675
https://summitenvcon.com/

Up to $1,069,999.00 in Common Stock at $1.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Aro Industries, Incorporated
Address: 33161 Camino Capistrano, Suite F, San Juan Capistrano, CA 92675
State of Incorporation: CA
Date Incorporated: December 19, 2008

Terms:

Equity

Offering Minimum: $10,000.00 | 10,000 shares of Common Stock
Offering Maximum: $1,069,999.00 | 1,069,999 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.00
Minimum Investment Amount (per investor): $250.00

**Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.*

Voting Rights of Securities Sold in this Offering

Each Investor shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives*

Invest $2,000 - Receive 5% Bonus Shares

Invest $5,000 - Receive 10% Bonus Shares

Invest $10,000 - Receive 20% Bonus Shares

Invest $25,000 - Receive 30% Bonus Shares

**All perks occur when the offering is completed.*

<u>The 10% StartEngine Owners' Bonus</u>

Aro Industries, Incorporated (d/b/a Summit Environmental Contractors) will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.00 / share, you will receive 10 additional shares of Common Stock, meaning you'll own 110 Common Stock shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Aro Industries, Incorporated (d/b/a Summit Environmental Contractors) is a corporation organized under the laws of California.Our company is a premier California based sustainability green integrator helping solve our nation’s most complex infrastructure modernization and sustainability challenges. Our current portfolio of projects across Highways and Bridges, Railroads, Transit Centers, Airports, Sea Ports and Water Treatment and Supply Markets includes solutions in environmental engineering, science, and contracting. Summit uses our expertise and understanding of existing and emerging technologies, to deliver innovative, effective, and environmental solutions. With a stable, growing revenue base, significant margin expansion opportunities and a forward thinking plan, we believe Summit is posed for significant growth for shareholder value creation through a balanced mix of consulting, technology, contracting and partnerships.

<u>Business Model</u>

A. General

1. Safety First

2. Combining Science and Contracting

3. Improving the world we live in.

B. Sales Model

1. Identify opportunities both digitally online through multiple databases and in real time with current and prospective customers.

2. Repeat bid opportunity with current customers and development of new customers.

3. Competitiveness through our unique blend of science, technology, and contracting.

4. Far more resources than our competitors including demolition, 3-D modeling, de watering trucking and more.

C. Target Customer Base

1. Infrastructure contractors

2. Industry sectors including petroleum, manufacturing and aerospace

3. Government agencies (federal, state, county and city)

4. Environmental consultants

5. Developers

Competitors and Industry

Summit's general industry is green infrastructure construction. Infrastructure construction costs in California and the U.S. have increased over the last three years. More than $400 billion went to infrastructure contractors in 2020 and a recently enacted infrastructure package will put $1 trillion into infrastructure modernization. We believe Summit is well positioned to take advantage of the projected increase in construction in California.

Summit’s industry includes infrastructure sustainability and modernization in the construction industry. Summit's services support this market through environmental compliance, assessment, and remediation for contaminated and hazardous materials.

Summit's competition includes a dominant player, American Integrated Services, Inc. Our other direct competitiors are Remedial Transportation Services and Miranda Logistics.

Summit’s defensibility against our competition includes providing a unique blend of science and contracting that is not offered by our competitors. Specifically, Summit offers engineer and science based plan preparation including health and safety plans, sampling and analysis plans, transportation and disposal plans, and more. Additionally, Summit performs site investigation and chemical analysis programs and the related statistical analysis evaluation and summary documents. Summit has far greater diversification and more comprehensive resources than our competitors.

Summit provides both environmental consulting, engineering, technology, and contracting services, where our competitors are only contractors.

The global environmental consulting services market size is expected to grow from $29 billion in 2020 to $36 billion in 2025 at a compound annual growth rate (CAGR) of 4.9% and further grow and reach $44 billion by 2030 at a CAGR of 3.7%.

Current Stage and Roadmap

Summit Environmental has passed the Existence and Survival Stages, and we are now in Stage 3 - The Success Stage. Summit has reached profitability, continues to increase revenue, and have some systems in place to support our current gross income.

We are now taking action to accept investors and outside expertise for expansion and scale operations to prepare for Stage 4 - Take Off.

Summit has a significant backlog of work at more than eight million dollars and is finalizing and establishing both a business plan including budgets to determine cash requirements to accomplish our goals (execution), including personnel, systems, marketing, and fulfillment.

The Team

Officers and Directors

Name: David Aronne

David Aronne's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO, President, and Secretary
  Dates of Service: December 19, 2008 - Present
  Responsibilities: Daily management for all areas of company. David receives a salary of $300,000.

Name: W. Richard Laton

W. Richard Laton's current primary role is with California State University. W. Richard Laton currently services 8-12 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: November 01, 2021 - Present
  Responsibilities: Advisory Role for technical matters. Richard receives a salary of $5,000.

Other business experience in the past three years:

- **Employer:** Earth Forensics Inc.
  Title: Owner
  Dates of Service: January 01, 2010 - Present
  Responsibilities: Oversight and management

Other business experience in the past three years:

- **Employer:** California State University
  Title: Professor
  Dates of Service: August 01, 2000 - Present
  Responsibilities: Professor of Geology

Name: David K. Gold

David K. Gold's current primary role is with Gold Health and Safety Consulting, Inc.. David K. Gold currently services 12-16 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: November 01, 2021 - Present
  Responsibilities: Advisory role providing health and safety issue. David receives a salary of $5,000.

Other business experience in the past three years:

- **Employer:** Gold Health and Safety Consulting, Inc.
  Title: President
  Dates of Service: January 15, 2005 - Present
  Responsibilities: Principle consultant and business manager

Other business experience in the past three years:

- **Employer:** Bicycle Angels, Inc.
  Title: President and CEO
  Dates of Service: November 01, 2009 - Present
  Responsibilities: Overall management and operation of a non-profit organization

Name: Heather Halterman

Heather Halterman's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** V.P. Operations
  Dates of Service: August 01, 2021 - Present
  Responsibilities: Departmental oversight. Heather receives a salary of $100,000.

Other business experience in the past three years:

- **Employer:** Summit Environmental Contractors
  Title: Office Manager
  Dates of Service: August 01, 2008 - August 01, 2021
  Responsibilities: Administration and accounting operations.

Name: Stephen Parry

Stephen Parry's current primary role is with Ernst & Young LLP. Stephen Parry currently services 8 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: October 15, 2021 - Present
  Responsibilities: Advisor for finance related matters. Stephen receives a salary of $5,000.

Other business experience in the past three years:

- **Employer:** Ernst & Young LLP
  Title: Senior Actuarial Consultant
  Dates of Service: February 12, 2016 - Present
  Responsibilities: Financial Modeling, Embedded Value, Economic Capital, Strategic Deal Pricing, and Sensitivity Modeling.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the construction industry or environmental services industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when

we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with Voting Rights
The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the “CEO”), or his or

her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

The amount raised in this offering may include investments from company insiders or immediate family members.
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
David Aronne	19,500,000	Common Stock	100.0%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,069,999 of Common Stock.

Common Stock

The amount of security authorized is 100,000,000 with a total of 19,500,000 outstanding.

Voting Rights

1 vote per share.

Material Rights

Voting Rights of Securities Sold in this Offering

Each Investor shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

The Company has not had any recent offering of securities in the last three years.

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

<u>Year ended December 31, 2020 compared to year ended December 31, 2019</u>

The following discussion is based on our reviewed financial statements, attached as Exhibit B to the Offering Memorandum.

Revenue

During 2020, the Company experienced steady revenues of $3.83 million, versus $3.87 million in 2019. The sales were driven by continued strong results for transportation and disposal services totaling $3.28 million, which were also consistent with 2019. We believe 2020 results were primarily driven by two factors: implementation for contracts awarded prior to the Covid-19 pandemic and change order work for existing projects.

Cost of Sales

Cost of sales in 2020 were $2,395,165, down approximately $343,114 from 2019's cost of sales of $2,738,279. The decrease in cost of sales was created by negotiating better pricing with our subcontractors in 2020, compared to 2019.

Gross Margins

Gross profit in 2020 was $1,488,569, up from a 2019 gross profit of $1,141,684, an increase of $346,885. The gross margins as a percentage of revenue increased from 29.4% in 2019 to more than 38.3% in 2020. This improved performance was primarily driven by a significant increase in higher-margin work.

Expenses

Our 2020 expenses were $1,185,878, up $323,591 from expenses of $862,287 in 2019.

Approximately $105,000 was attributed to increases in wages. The remaining increase is primarily related to marketing & sales and research & development.

Historical results and cash flows:

Historic revenue results and cash flow are representative of what investors should expect in the future. During the past two years, operating expenses for transportation and disposal of contaminated soil remained our two most significant expenses. As the business is scaled, the gross and net profits will continue to improve.

Summit cash is a direct result of company revenues generated through strategic marketing and sales efforts. No funding has been raised or equity sold. Moving forward Reg CF and Reg A+ campaigns will be initiated with funds used to expand business operations.

Future expansion will be based upon attracting qualified employees and management and the successful execution of our marketing and sales plan.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of October 31, 2021, the Company had $463K cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds for this campaign will be used to grow the business. Without them, our growth potential will be delayed. Currently, Summit is a profitable, successful small business and able to sustain our current revenues and operations based on income and profits.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

No, these funds are not necesary for the viability of the company. Based on the amount of funds raised, our current funds and the crowdfunding funds would be roughly equal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Our crowdfunding funds would be used to supplement current operations, not allow us to stay in business. Our current revenues are approximately $4 million per year, gross margin 35% and net 5-7%. Our current monthly burn rate is an estimated $53,500 for fixed costs related to operations including salaries, office rent, insurance, legal and accounting, marketing, and equipment leases.

How long will you be able to operate the company if you raise your maximum funding goal?

Our crowdfunding raise would be used to supplement current operations, not allow us to stay in business.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Summit believes that future sources of capital will be available in the form of additional future capital raises and perceived credit lines.

Indebtedness

- **Creditor:** Small Business Administration
  Amount Owed: $150,000.00
  Interest Rate: 3.75%
  Maturity Date: June 30, 2050

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $19,500,000.00

Valuation Details:

Aro Industries, Incorporated (d/b/a Summit Environmental Contractors) determined its pre-money valuation based on the following:

The Company has identified four companies in its sector currently listed on NYSE. These companies and their related Price/Earnings (P/E) ratio are as follows:

1. Clean Harbor (CLH) - P/E ratio of 34.48

2. Republic Services (RSG) - P/E ratio of 37.40

3. Waste Conenctions (WCN) - P/E ratio of 55.32

4. Waste Management (WM) - P/E ratio of 42.75

The average P/E ratio is 42.49.

All four companies are signficantly larger than Summit and have reached a far greater level of maturity with respect to size, development, assets, and market traction. Consequently, we employed a discount for the P/E of approximately 40% to account for illiquidity leaving a perceived P/E of 25.

Consequently, we applied a P/E equal to 25/1 to the 2022 forecasted net margin ($780,000 for our 2022 revenues ($9,000,000) in order to calculate a valuation of $19,500,000.

The Company set its valuation internally without a formal third party independent evaluation. The pre-money valuation has been calculated on a fully diluted basis. The Company has one class of stock and no options, warrants, and other securities with a right to acquire shares.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  96.5%
  To expand our marketing and sales, increase our market share, add key management, and improve on systems and processes.

If we raise the over allotment amount of $1,069,999.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  25.0%
  To expand our marketing and sales, increase our market share, add key management, and improve on systems and processes.

- *Company Employment*
  25.0%
  Key personnel, including marketing and sales, operations, and accounting.

- *Operations*

25.0%
Project management, field crews, and safety training.

- *Working Capital*
  21.5%
  Subcontractor and supplier payments. Adding a regional office.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://summitenvcon.com/ (Under Financial Documents).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at:
www.startengine.com/summitenvironmental

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Aro Industries, Incorporated

[See attached]

ARO INDUSTRIES, INC. DBA SUMMIT ENVIRONMENTAL CONTRACTORS

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2020 AND 2019

(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Aro Industries Inc., DBA Summit Environmental Contractors
San Juan Capistrano, California

We have reviewed the accompanying financial statements of Aro Industries Inc., DBA Summit Environmental Contractors (the "Company,"), which comprise the balance sheet as of December 31, 2020 and December 31, 2019, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2020 and December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart FS

September 10, 2021

Aro Industries Inc., DBA Summit Environmental Contractors
BALANCE SHEET
(UNAUDITED)

As of December 31,		**2020**		**2019**
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	46,650	$	225,625
Account receivabes, net		709,861		505,727
Total current assets		**756,511**		**731,352**
Property and equipment, net		5,498		5,330
Total assets	**$**	**762,009**	**$**	**736,682**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Account payable	$	225,355	$	591,578
Current portion of loans and notes		45,667		-
Credit cards		-		-
Other current liabilities		3,688		-
Total current liabilities		**274,710**		**591,578**
Promissory Notes and Loans		165,239		-
Total liabilities		**439,949**		**591,578**
STOCKHOLDERS EQUITY				
Common Stock		10,000		10,000
Capital distribution		(403,802)		(295,541)
Retained earnings/(Accumulated Deficit)		715,862		430,645
Total stockholders' equity		**322,060**		**145,104**
Total liabilities and stockholders' equity	**$**	**762,009**	**$**	**736,682**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,	**2020**	**2019**
(USD $ in Dollars)		
Net revenue	$ 3,883,734	$ 3,879,964
Cost of goods sold	2,395,165	2,738,280
Gross profit	1,488,569	1,141,684
Operating expenses		
General and administrative	1,171,502	837,843
Sales and marketing	14,375	24,443
Total operating expenses	1,185,878	862,287
Operating income/(loss)	302,691	279,398
Interest expense	3,688	-
Other Loss/(Income)	(3,000)	-
Income/(Loss) before provision for income taxes	302,003	279,398
Provision/(Benefit) for income taxes	16,786	19,556
Net income/(Net Loss)	**$ 285,217**	**$ 259,842**

See accompanying notes to financial statements.

ARO INDUSTRIES INC., DBA SUMMIT ENVIRONMENTAL CONTRACTORS
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stocks		Capital distribution	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
	Shares	Amount			
Balance—December 31, 2018	25,000	**$ 10,000**	**$ (225,541)**	**$ 170,803**	**$ (44,738)**
Capital distribution during the year			(70,000)		(70,000)
Net income/(loss)				259,842	259,842
Balance—December 31, 2019	25,000	10,000	(295,541)	$ 430,645	**$ 145,104**
Capital distribution during the year			(108,261)		(108,261)
Net income/(loss)				285,217	285,217
Balance—December 31, 2020	**25,000**	**$ 10,000**	**$ (403,802)**	**$ 715,862**	**$ 322,060**

See accompanying notes to financial statements.

ARO INDUSTRIES INC., DBA SUMMIT ENVIRONMENTAL CONTRACTORS
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2020		2019
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	285,217	$	259,842
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of property		1,590		1,590
Changes in operating assets and liabilities:				
Account receivabes, net		(204,134)		(421,657)
Credit cards		-		(85,932)
Account payable		(366,223)		544,111
Other current liabilities		3,688		-
Net cash provided/(used) by operating activities		**(279,862)**		**297,953**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		(1,758)		(2,800)
Net cash provided/(used) in investing activities		**(1,758)**		**(2,800)**
Capital distribution		(108,261)		(70,000)
Net cash provided/(used) by financing activities		**102,645**		**(70,000)**
Change in cash		(178,976)		225,153
Cash—beginning of year		225,625		472
Cash—end of year	**$**	**46,650**	**$**	**225,625**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	3,688	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Aro Industries Inc., DBA Summit Environmental Contractors was formed on December 19, 2008 in the state of California. The financial statements of Summit Environmental Contractors (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in San Juan Capistrano, California.

Summit Environmental Contractors (SEC) is a premier California based sustainability green integrator helping solve our nation's most complex infrastructure modernization and sustainability challenges. Our current portfolio of projects across Highways and Bridges, Railroads, Transit Centers, Airports, Sea Ports and Water Treatment and Supply markets includes solutions in environmental engineering, science, and contracting. SEC uses our expertise and understanding of existing and emerging technologies, to deliver innovative, effective, and environmental solutions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2020 and December 31, 2019, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2020 and 2019, the Company determined that no reserve was necessary.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Office Equipment	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

Summit Environmental Contractors is an S corporation for income tax purposes. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the members are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed tax returns from inception through 2018 and is not subject to tax examination by the Internal Revenue Service or state regulatory agencies.

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue From Contracts with Customers, when delivery of goods as delivery is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled their sole performance obligation.

Income is principally comprised of revenues earned by the Company as part of the providing the services:

Excavation, Transportation, and Disposal of Contaminated Materials.
Sampling, Testing, and Characterization.
Plans, Reports, and Training.
Project Oversight, Testing, and Monitoring.
Drone Photography GIS services.
Dewatering and Treatment.

Cost of goods sold

Costs of goods sold include the cost of laboratory testing, transport, disposal and P & R Preparation.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2020 and December 31, 2019 amounted to $14,375 and $24,443, which is included in sales and marketing expense.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through September 10, 2021, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables, accounts payable consist primarily of trade payables. Other current liabilities consist of the following items:

As of Year Ended December 31,	2020	2019
Accrued interest	4,679	-
Total Other Current Liabilities	**4,679**	**-**

4. PROPERTY AND EQUIPMENT

As of December 31, 2020 and December 31, 2019, property and equipment consist of:

As of Year Ended December 31,	2020	2019
Office Equipment	$ 10,147	$ 7,949
Property and Equipment, at Cost	**10,147**	**7,949**
Accumulated depreciation	(4,649)	(2,620)
Property and Equipment, Net	**$ 5,498**	**$ 5,330**

Depreciation expense for property and equipment for the fiscal year ended December 31, 2020 and 2019 was in the amount of $1,590 and $1,590 respectively.

Common Stock

The Company is authorized to issue 25,000 shares of common stock with no par value. As of December 31, 2020, and December 31, 2019, 25,000 shares of common stocks have been issued and are outstanding.

6. DEBT

Promissory Notes & Loans

On May 31, 2021, the Company has entered into loan contract. The details of the Company's loan and the terms are as follows:

					For the Year Ended December 2020					For the Year Ended December 2019				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
SBA loan	$ 150,000	3.75%	31.5.2020	31.5.2050	$ 3,281	$ 3,281	$ 4,997	$ 144,903	$ 149,900					
PPP loan	$ 61,006	1.00%	04.20.2020	4.10.2022	$ 407	$ 407	$ 40,671	$ 20,335	$ 61,006					
Total					$ 3,688	$ 3,688	$ 45,667	$ 165,239	$ 210,906	$ -	$ -	$ -	$ -	$ -

The summary of the future maturities is as follows:

As of Year Ended December 31, 2020	
2021	$ 7,130
2022	7,130
2023	7,130
2024	7,130
2025	7,130
Thereafter	178,255
Total	**$ 213,906**

There are no related party transactions

8. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company enters various operating leases for facilities. The aggregate minimum annual lease payments under operating leases in effect on December 31, 2020, are as follows:

Year	Obligation	
2021	$	19,215
2022		46,213
2023		47,916
Thereafter		26,720
Total future minimum operating lease payments	**$**	**140,064**

Rent expense was in the amount of $102,537 and $88,519 as of December 31, 2020 and December 31, 2019, respectively.

Contingencies

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2020 through September 10, 2021 the date the financial statements were available to be issued.

On March 15, 2021, the company received notice of PPP forgiveness payment, initially approved in the amount of $61,006. The amount will be classify as Other income.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Summit Environmental Contractors

Environmental Solutions for a Sustainable Future


SUMMIT
ENVIRONMENTAL CONTRACTORS
SUMMIT ENVIRONMENTAL CONTRACTORS
Intelligent Solutions for a Brighter Tomorrow

Website | San Juan Capistrano, CA | ENVIRONMENT | TECHNOLOGY

Summit Environmental is an established environmental consulting and contracting company who helps solve our nation's most complex infrastructure modernization challenges. Our current portfolio of projects includes Highways and Bridges, Railroads, Bike Paths, Transit Centers, Airports, Sea Ports and Water Treatment Plants.

$101,135 raised

36 Investors	$19.5M Valuation
$1.00 Price per Share	$250.00 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Overview | Team | Terms | Updates 15 | Comments | Follow

Reasons to Invest

- Proven Leadership and Management Team with a track record of working together with success on 4+ billion dollars of infrastructure construction over the past decade.
- Growing Customer Base including six of the top ten transportation infrastructure contractors in the U.S.
- Our current backlog is close to $10 million, and our goal is to gain a significant market share.

Rewards

Get rewarded for investing more into Summit Environmental Contractors:

$250+
Investment
StartEngine Owner's Bonus
This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below.

$2,000+
Investment
$2,000+ Tier
5% Bonus Shares

$5,000+
Investment
$5,000+ Tier
10% Bonus Shares

$10,000+
Investment
$10,000+ Tier
20% Bonus Shares

$25,000+
Investment
$25,000+ Tier
30% Bonus Shares

OVERVIEW

The need for sustainable solutions to help modernize the nation's transportation system has never been greater. In 2021 the US government passed a $1 trillion budget for nationwide infrastructure projects, including $44 billion in California alone. With a stable, growing revenue base, significant market expansion opportunities, and a forward-thinking plan, we believe Summit is positioned for significant growth by providing sustainable solutions for a resilient infrastructure and healthy environment.

To maximize this opportunity, Summit needs capital to grow and expand our operations. This gives investors the opportunity to invest in a proven contractor with more than 10 years of experience. Come join us in creating the future.


Helping To Solve The Nation's Infrastructure Problems
And doing so in sustainable ways

Valley View Contaminated Groundwater Treatment
Project Name: Caltrans Valley View Interchange

Summit works directly with infrastructure contractors and public agencies to identify and remediate environmental pollution, including soil and water contamination and remediate environmental concerns.

Case Study:

OCTA Raymond Avenue Grade Separation


We have generated more than $20 million in revenue solving problems like this.
Before
After

The Orange County Transportation Authority (OCTA) hired Summit to provide environmental contracting and consulting services as part of the Burlington Northern Santa Fe (BNSF), Raymond Avenue Grade Separation project. This project was critical in reducing the vehicle congestion at this busy commercial train intersection. Due to past railroad usage significant contamination existed within the construction footprint - consequently prior to the construction Summit performed the following services:

- The collection and analysis of 230 soil samples collected along an approximate 4,800 foot stretch of railroad track and public right of way.
- Summit performed statistical analysis of the laboratory results to determine the waste characterization.
- Summit then provided the transportation and disposal for 80,000 tons of contaminated and hazardous material.
- The majority being repurposed for beneficial reuse.

THE PROBLEM

Environmental Pollution Issues are Detrimental to Our Future

Environmental pollution can be detrimental to infrastructure modernization and may cause project delays and health hazards. We believe the nation's current infrastructure is outdated and needs to be modernized to provide for a more sustainable and healthier environment for the future.


Because Of Environmental Pollution Issues Projects:
can take longer–causing public frustration
can cause safety concerns for workers and the public.
become more expensive–requiring additional funding

THE SOLUTION

Green Solutions for a Sustainable Future

Summit provides environmental-based solutions for all aspects of construction infrastructure projects. Using advanced modeling and statistical technology, we quantify environmental issues in advance of construction.

By removing and recycling environmental pollution, Summit is helping provide a green, more sustainable, and modern infrastructure, resulting in reduced air emissions and more efficient public transportation system.



Summit Takes The Guess Work Out Of The Equation
What does that mean?
We provide environmental-based solutions for all aspects of the project
We offer full scale hazardous waste management, demolition, environmental recycling and treatment options
We use advanced 3-D modeling and statistical analysis to identify environmental issues prior to construction
We avoid expensive delays by planning for & mitigating environmental issues that may impact construction

WHAT WE DO



Our Hands On Services
Excavation, transportation & disposal for beneficial reuse
Site investigation, sampling & waste profiling
Plans, reports, & safety training
Treatment and recycling for contaminated soil and ground water
3-D modeling, statistical analysis, and GIS Services

THE MARKET

Demand for Infrastructure Projects Is Greater Than Ever

With the new infrastructure bill, major construction companies and stakeholders are becoming more and more concerned with green infrastructure and the future of construction. According to the White House Fact Sheet, "America's transit infrastructure is inadequate and in need of replacement" (White House, 2021). This is just the beginning. With a new budget of $550 billion, which is the largest federal investment to date; infrastructure and sustainability will pave the way for the future and is geared to take on green ideas such as zero emissions, low carbon technologies and more environmental savvy approaches to building.



Annual Revenue For Top Infrastructure Contractors - USA ($Billions)
500
450
400
350
300
250
200
150
100
50
0
2018
2019
2020

At Summit, our projected total addressable market size for infrastructure projects in California is $44 billion for 2020-2026. We have over 325 prospects and are targeting five distinct markets: contractors, industry, government, consultants, and developers.

HOW WE ARE DIFFERENT

A Case Study with the California Department of Transportation

We believe what sets Summit apart from our competition is our unique blend of science, technology, and environmental contracting. In addition, a significant portion of the material removed by Summit is repurposed for beneficial reuse.



In 2020, Summit recycled more than 100,000 tons of contaminated soil
Before
After

Summit provided both in charge environmental consulting and contracting services for the 200 million dollar Valley View interchange construction project for the California Department of Transportation (Caltrans). The construction job consisted of the widening of both the Valley View overcrossing and the I-5 freeway. As part of the construction, thirteen industrial properties and several government owned parcels previously determined to be contaminated were required to be excavated, stockpiled, sampled, characterized, and transported for proper disposal.

Summit's scope of services included the completion of the following plans: Site-Specific Health and Safety Plan, Sampling and Analysis Plan, Excavation Plan, Transportation Plan, and a Stockpile Management Plan. The field services provided included the sampling and analytical testing for 1200 stockpiles and 6000 samples and the characterization, transportation and beneficial reuse for more than 42,000 tons of contaminated material. In addition, Summit performed dewatering, sampling, and liquid disposal for more than 400,000 gallons of contaminated groundwater.

OUR TRACTION

Reaching Milestones, One Green Project at a Time

In 2020, Summit reached approximately $4 million in sales with a gross profit of $1.5 million.

- Our cumulative revenue for the past three years exceeded $10 million.
- Recent contracts awards of $9 million.
- Summit works with more than 50 infrastructure companies and that number is growing each year.
- We secured a four year contract for ongoing services on a Los Angeles County Metropolitan Transportation Authority railroad modification project through 2025.
- The marketplace for infrastructure is estimated at $1 trillion for 2022.
- Significant work opportunities with existing client base.

Our Customers

OUR VISION

Our vision is to dramatically increase market share through greater marketing efforts in order to capitalize on the rapidly growing infrastructure market.

To build on our success through steady growth, increased profitability, and extended services. Our focus is to provide our customers with exceptional services without sacrificing the quality or safety of our work.

WHY INVEST

Significant Market Value

Summit has developed into a successful company, with revenues of more than $10 million during the past three years. By providing the environmental based solutions required to support infrastructure and reduce global warming.

The environmental infrastructure industry is booming and we believe there is unparalleled potential to expand our company now to take advantage of this opportunity.

- The current budget for infrastructure construction in 2022 will be more than $1 trillion.
- We believe Summit is positioned to capitalize on this opportunity and dramatically expand our business.
- Our current backlog of close to $10 million and future opportunities should allow us to gain significant market share.

SUMMIT is now accepting outside investors through this crowd funding campaign in order to expand and scale our operations to meet the growing need for our services, and take advantage of these future opportunities.

Meet Our Team



David Aronne

CEO

Mr. Aronne is a State of California licensed engineering and hazardous waste contractor with more than 35 years of experience in the environmental construction, sustainability infrastructure modernization industry. Mr. Aronne has performed the duties of statewide program director for more than 250 Caltrans right-of-way hazardous materials clearance projects totaling more than six billion dollars in infrastructure modernization. Mr. Aronne has a strong insight into the public works industry with emphasis on sustainability and green infrastructure. He has consistently been able to anticipate trends and industry direction for more than three decades.



W. Richard Laton

Director

Dr. Laton is an expert in the field of hydrology/hydrogeology. Currently, he is an Associate Professor of Hydrogeology in the Department of Geological Sciences, California State University, Fullerton. This is a continuation of a career that includes years of teaching, consulting, litigation support, and management experience. He is also the CEO and Founder of Earth Forensics, a California based company specializing in environmental forensics, and hydrogeologic science.

Dr. Laton's eduation includes a Ph.D. in Geology from Western Michigan University, M.S., in Environmental Earth Sciences from Western Michigan University, and a B.S. in Earth Science from Saint Cloud University.



David K. Gold

Director

Mr. Gold is a board certified Industrial Hygienist as well as an expert in the Environmental Health and Safety Profession. He has experience managing a wide range of safety, health within a variety of industries and corporate cultures. He is well versed in regulatory requirements and is experienced in single-, multi-, and international site management. He is also the Founder and CEO of Gold Health and Safety Consulting, which provides services in industrial hygiene monitoring, and occupational safety audits.

Mr. Gold holds a Master of Science degree in Industrial Hygiene, as well as a Bachelor of Science degree in Health Science/Environmental and Occupational Health from the University of Southern California.



Heather Halterman

Operations

Ms. Halterman has 30 years of administrative and operations experience in the field of environmental infrastructure modernization and sustainability. During this time, she has been directly involved all aspects for the oversight, management, and administration on hundreds of State and private sector infrastruture projects. She is an expert in the management and both government and corporate compliance including administration, accounting, operations, and legal suport. She also provides strong customer service support and document review.



Stephen Parry

Director

Mr. Parry is a practicing actuary currently consulting for a major US Financial Services firm. He has 12 years of experience in Financial Services, and 10 years of experience in the Actuarial field. His experience includes Financial Modeling, including Embedded Value, Economic Capital, Economic Scenario Generation, STAT / GAAP reserving and projection. He is also experienced in Reinsurance Recapture, including Strategy, deal pricing, and sensitivity modeling. Mr. Parry holds a Bachelor of Science degree in Actuarial Mathematics from Bryant University and an Associate designation in the Society of Actuaries.



Wil Cablk, P.G.

Professional Geologist

Mr. Cablk is California Professional Geologist with over more than twenty years of experience in the investigation and remediation of environmentally impacted properties. Mr. Cablk has excellent knowledge of standard environmental practices, procedures, and regulations. He has prepared proposals and summaries and closure reports; developed sampling plans; cost estimates and bid specifications; provided contractor and subcontractor oversight; regulatory agency communication and compliance; performed phase II subsurface investigations; remedial excavations; operation and maintenance of soil vapor and groundwater treatment systems; and soil and groundwater sampling. Mr. Cablk is also the founder of Cablk Consulting.



Grace Aronne

Marketing

Ms. Aronne has more than five-years' experience in the field of marketing and digital media. During this time, she has been responsible for developing, implementing, and evaluating multi-layered marketing and digital strategies, to fully leverage all aspects of the organization's brand in support of its mission. She has also been responsible for planning, implementing, and monitoring the company's social media strategy to increase brand awareness, improve marketing efforts and increase sales.



Rachel Banach

Lead Estimator

Ms. Banach has more than ten years of experience in sales and estimating. During her time at Summit, she has increased both our client base and revenues. Her experience in estimating has fine-tuned Summit's bidding process to allow Summit to bid on more projects, which has resulted in a record backlog of work. Logistically, Miss Banach has managed the scheduling of Summit's subcontractors, and provided effective communication with our clients, to keep our projects on schedule and within budget.



Rene A. Perez, PG

Statistical Analysis & Modeling

Mr. Perez is a Licensed Professional Geologist in the State of California with over ten years of experience specializing in geologic, hydrometeorologic and hydrologic investigations. He has extensive experience in the use of Geographic Information Systems (GIS) which he uses to solve complex Geologic and Hydrologic issues. He also has experience in the collecting and integrating of data into GIS for detailed spatial analysis. Mr. Perez uses GIS to prepare 3-Dimensional Computer-based and physical models for the visualization of key data and site perspectives.

Offering Summary

Company	Aro Industries, Incorporated
Corporate Address	33161 Camino Capistrano, Suite F, San Juan Capistrano, CA 92675
Offering Minimum	$10,000.00
Offering Maximum	$1,069,999.00
Minimum Investment Amount (per investor)	$250.00

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	10,000
Maximum Number of Shares Offered	1,069,999
Price per Share	$1.00
Pre-Money Valuation	$19,500,000.00

*Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.

Voting Rights of Securities Sold in this Offering

Each Investor shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives*

Invest $2,000 - Receive 5% Bonus Shares

Invest $5,000 - Receive 10% Bonus Shares

Invest $10,000 - Receive 20% Bonus Shares

Invest $25,000 - Receive 30% Bonus Shares

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Aro Industries, Incorporated (d/b/a Summit Environmental Contractors) will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.00 / share, you will receive 10 additional shares of Common Stock, meaning you'll own 110 Common Stock shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

One Week Left to RSVP for Our Live Webinar!

39 minutes ago


SUMMIT
ENVIRONMENTAL CONTRACTORS
MARCH 30TH
12PM PST
INVESTOR
WEBINAR
WITH THE
SUMMIT EXECUTIVE TEAM

Summit Environmental Community,

We are pleased to announce that our exclusive investor Q&A webinar is fast approaching!

Don't miss this opportunity to learn more about Summit Environmental Contractors and hear directly from our team.

During this live event, we will be covering everything you need to know about our sustainable approach to saving the future of our environment, our business as a whole, and of course our equity crowdfunding raise on StartEngine.

We encourage all of our investors and supporters to attend our webinar, during which they will get the chance to learn more about our company, have any lingering questions answered, and become part of a dynamic community.

What are you waiting for?

Register today, and join us on Wednesday, March 30th, 2022 at 12:00PM PST!

Summit's executive team is looking forward to seeing you all there.

Sincerely,

David D. Aronne
CEO and Founder
Summit Environmental Contractors

Summit Breaches $100K on StartEngine!

6 days ago


SUMMIT
ENVIRONMENTAL CONTRACTORS
INVEST NOW ON
start engine
WE'VE RAISED
$100K!

Summit Environmental Community,

Thanks to our community of early investors, Summit Environmental Contractors has just surpassed the $100,000 milestone during our equity crowdfunding journey.

Summit's mission is to do everything possible to create a safer world.

If you'd like to join our growing list of early shareholders, we encourage you to visit our StartEngine raise page today.

Once again, on behalf of the Summit Environmental executive team, we thank you for your continued support.

Sincerely,
David D. Aronne
CEO and Founder
Summit Environmental Contractors

RSVP for Summit's Exclusive Investor Q&A Webinar!

6 days ago


SUMMIT
ENVIRONMENTAL CONTRACTORS
RSVP FOR SUMMIT'S EXCLUSIVE
INVESTOR Q&A WEBINAR!
MARCH 30TH
12PM PST
WE'RE LIVE
ON start engine

Summit Environmental Community,

This is your invitation to join Summit Environmental Contractors for a live investor Q&A webinar!

During this event, our executive team will provide an overview of the company and cover everything you need to know regarding our equity crowdfunding campaign on StartEngine.

We encourage all of our investors to attend this webinar for an opportunity to learn more about us, shed light on anything left unanswered, and get involved with our community.

Register today! This discussion will take place on Wednesday, March 30th, 2022 at 12:00PM PST.

Don't forget to bring those pressing questions, as our team will be available to address them during a portion of this event.

As always, thank you for your continued support. We're looking forward to seeing all of our supporters and investors in virtual attendance.

If you haven't already, be sure to visit our StartEngine raise page and join us as an early investor today.

Sincerely,
David D. Aronne
CEO and Founder
Summit Environmental Contractors

New Press Release: Summit Awarded $3.8M LACMTA Contract.

8 days ago


SUMMIT
ENVIRONMENTAL CONTRACTORS
start engine
WE WON A $3.8M
LACMTA CONTRACT
FOR MATERIAL CHARACTERIZATION TRANSPORTATION AND DISPOSAL SERVICES
M

Summit Environmental Community,

Tutor Perini Corporation has awarded us a 3.8 million dollar contract for material characterization transportation and disposal services.

In support to the Los Angeles County Metropolitan Transportations Authority Division 20 Railroad Transit Project, Summit will be providing:

- Engineering support
- Material characterization
- Sampling and analysis of more than 1,200 material samples
- Transportation and disposal of 20,000+ tons of contaminated and hazardous materials

"We are delighted to support TPC in its important role in providing advanced transportation, sustainability, engineering and construction services across the duration of construction deliverable schedule." says CEO Dave Aronne of SEC.

Summit Environmental Contractors has knowledge and expertise to solve the most complex infrastructure modernization and sustainability challenges.

Over the last 14 years, SEC has been at the forefront of sustainable green technology and a trusted source for Federal, State and private sector projects.

Join our community of early shareholders today!

Sincerely,
David D. Aronne

Earn Bonus Shares Investing in Summit Environmental!

14 days ago


CHECK OUT OUR
INVESTMENT PERKS!
SUMMIT
ENVIRONMENTAL CONTRACTORS
INVEST NOW ON
start engine

Summit Environmental Community,

Summit Environmental Contractors is here today, gearing up for a safer tomorrow.

We are committed to modernizing our nation's infrastructure to reduce carbon emissions, while preventing toxins from contaminating our soil. This ensures a safe and sustainable future for current and future generations.

As you know, we are currently raising capital via StartEngine's equity crowdfunding platform. We are looking for like-minded individuals who believe in us enough to join us as an early investor.

As a thank you for your support, we are offering a variety of perks to people who contribute to this campaign. Here's what you can expect:

- $250+ Investment - This offering is eligible for the StartEngine Owner's 10% Bonus program
- $2,000+ Investment - Earn 5% Bonus Shares
- $5,000+ Investment - Earn 10% Bonus Shares
- $10,000+ Investment - Earn 20% Bonus Shares
- $25,000+ Investment - Earn 30% Bonus Shares

For more information regarding Summit Environmental Contractors, we encourage all of our supporters to visit our raise page.

If there is still anything left unanswered, please feel free to contact our executive team directly. We will be more than happy to address any questions you may have.

Sincerely,

David D. Aronne

CEO and Founder

Summit Environmental Contractors

Sustainable Solutions for a Better Tomorrow

16 days ago

Summit Environmental Contractors is meeting the rapidly growing demand for sustainable infrastructure solutions. With the one trillion-dollar Infrastructure Bill launching this year, it is crucial to push our goal of building sustainable technologies for a resilient community. 🌎

We are accomplishing this overall goal in the following ways:

- **By modernizing the nation's infrastructure and reducing carbon emissions.**
- **Eliminating toxins that could migrate into our drinking water supply.**
- **Removing pollution for healthier communities.**


SE Video 2
Copy link
WHICH INCLUDE 6 OF THE TOP 10
INFRASTRUCTURE TRANSPORTATION CONTRACTORS IN THE US
Watch on YouTube

Dave Aronne CEO & Founder speaking on new infrastructure and sustainable solutions.

Top Reasons to Invest in Summit Environmental

21 days ago


TOP REASONS TO
INVEST
SUMMIT
INVEST NOW ON
start engine

Summit Environmental Community,

Summit Environmental is an innovative environmental and sustainable green technology and contracting company with a proven track record for growth and innovation. We have built our reputation by providing sustainable solutions for a resilient infrastructure, clean environment, and healthy communities.

It is now more important than ever that we find long-term, sustainable solutions to the challenges facing our nation's transportation system.

We are a renowned company that continues to set the highest standards for complex infrastructure modernization projects. We successfully deliver a variety of innovative solutions that reduce carbon emissions, remove toxins from our drinking water and eliminate pollutants from our communities.

With a stable, growing revenue base, we believe Summit is perfectly positioned for significant growth. To maximize this opportunity, Summit needs capital to grow and expand our operations. This gives investors the opportunity to invest in a proven and experienced contractor.Come join us in creating the future.

Here are the top reasons you should choose us as your next investment opportunity:

- **Our proven leadership and management team has a track record of successfully working together on $4B+ construction projects over the last 10 years.**
- **Six of the top ten transportation infrastructure contractors in the U.S. are now customers of Summit Environmental.**
- **We have a current backlog of nearly $10 million, and we are aggressively seeking a large share of the market.**
- **Strong Market timing as the one trillion dollar Infrastructure Bill launches this year.**
- **Our green sustainable technology solutions are not only building more HOV lanes for natural gas vehicles and carpooling but also eliminating harmful toxins such as aerially deposited lead from highways, bridges, airports, seaports; prepping the future for resilient growth.**

We encourage all of our supporters to visit our StartEngine raise page for more information on Summit and how to join our community of early shareholders.

Thank you in advance for your support and belief in our mission.

Warmly,

David D. Aronne

Download Summit Environmental's Investor Pitch Deck.

24 days ago


DOWNLOAD OUR
PITCH DECK
TODAY!
SUMMIT
INVEST NOW ON

Summit Environmental Community,

As you may know by now, we are a full service environmental contracting and hazardous waste management company aiming to create a more sustainable future.

We have a wealth of experience in almost every facet of environmental contracting and consulting, working on hundreds of Federal, State, and private sector projects over the last 40 years.

We're thrilled to continue revolutionizing the environmental contracting industry, and we need the support of our community to keep this vision alive.

To continue the expansion of our mission, we're raising capital through StartEngine's equity crowdfunding platform.

In the spirit of open communication, we've made our investor pitch deck available for free download! We encourage you to give it a look at your earliest convenience.

We hope you'll consider joining Summit Environmental Contractors as an early investor. Head over to our StartEngine raise page today.

Warmly,

David D. Aronne

SEC: BAY CITIES MAJOR CONTRACT AWARD

27 days ago

Summit Environmental Community,

Bay Cities Paving & Grading, Inc. has awarded Summit the contract for WIDENING OF US 101 SB TO SR-87 CONNECTOR RAMP AND US 101 SB ON-RAMP. The work is scheduled to begin in Q2 of **2022.**

Bay Cities is a well-known leader in the construction industry with several endorsements from Caltrans.


SUMMIT
ENVIRONMENTAL CONTRACTORS
We won a SCVTA Contract with
BAY CITIES
PAVING & GRADING INC

Summits scope of work will include:

- Plan preparation and training and air monitoring.
- Site characterization.
- Transportation and disposal of 3,000 tons of soil for beneficial reuse.

This Santa Clara Valley Transportation Authority (SCVTA) project will widen the US 101 widen and re-pave the existing connector ramp to include an HOV lane and to install a ramp metering system. A new lane will be constructed by adding pavement up to 13 feet in width on the left side of the existing ramp and up to 8 feet in width on the right side of the existing ramp.

The project will help reduce carbon emissions by adding the HOV lane and reduce traffic time.

Sincerely,

David D. Aronne

Founder & CEO

Summit Environmental Contractors

New Press Release: Fullerton Road Grade Separation.

28 days ago


SUMMIT
ENVIRONMENTAL CONTRACTORS
WE WON A $2.2M CONTRACT WITH SKANSKA
INVEST TODAY ON start engine

Summit Environmental Community, 👏

Skanska USA Civil has awarded us a 2.2 million dollar contract for the Fullerton Road Grade Separation Project. The work is scheduled to begin in the 1st quarter of 2022.

Skanska is one of the top 10 infrastructure contractors in the US.

Summits scope of work will include:

- Plan preparation and training and air monitoring.
- Site characterization
- Transportation and disposal of 30,000 tons of soil for beneficial reuse.

Fullerton Road Grade project is a $144 million project. This will eliminate the existing at-grade crossing in the City of Industry crossing the Union Pacific Railroad (UPRR) Los Angeles Subdivision and Metrolink (Riverside Line) at UPRR milepost (MP)21.43.

The project would eliminate delays for emergency responders and crossing collisions.

Sincerely,

David D. Aronne

Founder & CEO

Summit Environmental Contractors

SHOW MORE UPDATES

Comments (7 total)

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Jessica B. 4 days ago
Where do you see the majority of your revenues being generated from ? Specifically, what type of services are included in this revenue stream?
0 View 1 reply

Alex S. 6 days ago
How do you see the one trillion dollar Infrastructure Bill impacting your company?
0 View 1 reply

Carmelia M. 14 INVESTMENTS a month ago
Roughly, how many employees do have? And, how much debt if any?
0 View 2 replies

Michael N. 5 INVESTMENTS a month ago
How long has the company been in business and was first year of revenue also the first year in business? What have been the growth rates of the business for revenue and earnings? Although most companies being crowdfunded here aren't profitable, and yours is one of the few. Although I would like to say congratulations, 7-8% net margins in your most recent fiscal year end isn't all that interesting. Lastly talk consulting to me- what's unique in terms of the competition and why should a project seeker choose your company over a competitor? There's no one else out there doing the different services you provide under one umbrella?
0 View 1 reply

Joseph M. 32 INVESTMENTS 2 months ago
I am very interested in companies that recycle/repurpose contaminated material. Would you please give details how you accomplish this for contaminated soil and water. Thank you.
0 View 1 reply

David M. 4 INVESTMENTS 2 months ago
What's 2021 Gross Revenue?
Valuation of $20m on 1.5m in profit is what I would consider to be "high" - are you expecting a better than market growth rate, and why?
0 View 1 reply

scott f. 5 INVESTMENTS 2 months ago
I like the angle that you have and it looks like you've been winning projects lately from what I can tell from your website. What will the new funding be used to do?
0 View 3 replies

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California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Main Campaign Video

Fighting climate change means radically improving how we move around the world.

Modernizing our transportation systems for zero emissions vehicles, low carbon technologies, and environmental construction, from carpools, electric and natural gas lanes to community bike paths, and railroad grade separations - one of the key tools we have in our battle against climate change will be fought on our roads.

The problem is infrastructure construction involves removing hazardous waste and generally, construction contractors lack expertise to solve environmental issues.

Enter Summit Environmental Contractors. We are a full-scale hazardous waste management and environmental contracting company specializing in green infrastructure solutions.

With combined expertise in technology, environmental engineering, science, and contracting, we're one of the leaders in the industry, stopping pollution and creating sustainable foundations that help us quickly and safely get from A to B.

We partner with public agencies and private sector companies to deliver environmentally friendly solutions to complex projects such as the modernization for Los Angeles Metropolitan Transportation Authority Div 20 station, providing faster service at LA's Union Station, and widening the freeway over California's I-5 and the Union Pacific Railroad Crossing. Collectively, these projects removed more than 55,000 tons of contaminated and hazardous soils and treatment of 1 mil gallons of groundwater.

We could measure our accomplishments just by the good we do for the planet, but the numbers speak for themselves. In the decade since our founding, Summit's leadership team has worked on more than $4 billion dollars of infrastructure projects and consistently increased annual profits. In fact, we saw a 350% increase in annual sales between 2015 and 2020 and brought in revenue of approximately 10 million dollars in the past three years.

Our teams in San Francisco and Los Angeles work with 6 of the top 10 transportation infrastructure contractors in the US, and have signed contracts for more than 7 million dollars currently in the works.

And we believe our company will continue to grow due to our unique competitive advantage which blends science and contracting. Summit provides far greater diversification and resources than our competitors including environmental consulting, engineering, and contracting services.

Bringing transportation, road, and waste management into the 21st century is an urgent government priority across the country, which is why infrastructure modernization is expected to increase from its current budget of 500 billion in 2020 to reach $1 trillion in 2022. With a stable and growing revenue base, significant market expansion opportunity and a forward thinking plan, we believe we are positioned for significant growth by providing sustainable solutions for a resilient infrastructure and healthier environment. Invest today and join us in the fight for our future.

The Solution Section Video

No audio.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 7-13% (seven to thirteen percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities beingoffered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
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target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

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